CONTACT:
MEDIA: Tamra Benjamin
(613) 591-6917, tamra.benjamin@mdsinc.com

INVESTORS: Ana Raman
(613) 595-4580, investor.relations@mdsinc.com
For Immediate Release:

MDS Inc. Reports Third Quarter of Fiscal 2010 Results
Solid preparations position MDS Inc. well for restart of reactor-based medical isotope production

Highlights:
•	Signed a molybdenum-99 (Mo-99) supply agreement with a major customer to provide medical isotopes to the global nuclear medicine community
•	On track to substantially complete transition and restructuring activities by the end of fiscal 2010
•	Maintained a solid cash position to support ongoing operations and obligations

OTTAWA, CANADA, September 14, 2010 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global health sciences market, announced today third quarter revenues from continuing operations of $53 million, up 8% from $49 million in the third quarter of fiscal 2009. Loss from continuing operations was $18 million ($0.27 loss per share), compared with income from continuing operations of $9 million ($0.08 earnings per share) in the third quarter of fiscal 2009.

“Our priorities this year have centered on transition and repositioning activities, fostering customer relationships, and protecting our core markets,” said Mr. Steve West, Chief Executive Officer, MDS Inc. “Moving forward we plan to concentrate on performance, cost management and product investment that can drive improved profitability and cash flow and cultivate sustainable growth.”

Key Q3 Events:
•	Canadian Nuclear Safety Commission approved the restart of the Chalk River National Research Universal (NRU) reactor
•	MDS signed a Mo-99 supply agreement with its primary customer, Lantheus Medical Imaging Inc., to provide medical isotopes to the global nuclear medicine community
•	MDS announced its intent to restructure the Glucotrace and Radiochemical facility at its Belgian operations
•	Dr. Oye Olukotun was appointed to the Board of Directors; Directors James MacDonald and Gregory Spivy retired from the Board of Directors

Subsequent to the quarter:
•	On August 13, MDS announced it had extended its existing agreement with Ontario Power Generation Inc., securing supply of cobalt-60 (Co-60) for the Company until 2020
•	On August 17, the NRU reactor returned to operation and MDS assumed its role in the medical isotope supply chain
•	On September 3, MDS announced that Kenneth Newport was appointed to the Board of Directors

Third Quarter Results
	Three months ended July 31		Nine months ended July 31
	2010	2009	2010	2009
Consolidated Results (millions of U.S. dollars, except where noted)
Revenues from continuing operations	$53	$49	$155	$180
(Loss) income from continuing operations	$(18)	$9	$(113)	$6
- Basic (loss) earnings per share from continuing operations	$(0.27)	$0.08	$(1.17)	$0.05
Net loss	$(15)	$(62)	$(248)	$(77)
Cash and cash equivalents	$121	$298	$121	$298
Share buyback
- millions of shares	-	-	53	-
Weighted average number of Common shares outstanding (millions of shares)	67	120	97	120

•	Revenue in the third quarter of fiscal 2010 was $53 million, up $4 million (8%) compared with the third quarter of fiscal 2009;
•	Sterilization revenue was up 23% on a year-over-year basis mainly due to the sale of a production irradiator during the third quarter;
•	Radiotherapeutics revenue was up 56% on a year-over-year basis driven primarily by CardioGen and the global performance of TheraSphere; and
•	Revenue from cyclotron-based isotopes increased on a year-over-year basis, driven primarily by increased demand for thallium-201 (Tl-201), as a result of shortages of Mo-99 due to reactor shut-downs.

The NRU reactor returned to service in the fourth quarter of fiscal 2010 and therefore no revenue was recorded in the third quarter related to NRU-supplied product. Reactor-based isotopes from the NRU were shipped, however, during the first month of the third quarter of fiscal 2009.

The following key costs and expenses were recorded in the third quarter of fiscal 2010:
•	$9 million restructuring charge in Corporate related to our strategic repositioning;
•	$7 million non-cash impairment charge related to MDS Nordion’s Belgium operations;
•	$4 million of expense in relation to our preparation for the MAPLE arbitration proceedings; and
•	$5 million of other income associated with the transition services provided to the divested businesses.

MDS’s cash and cash equivalents balance of $121 million as of the third quarter of fiscal 2010 decreased $13 million from the second quarter of fiscal 2010, primarily due to cash payments of $23 million for restructuring costs associated with the strategic repositioning of the Company and $4 million for transaction costs related to the divestitures, partially offset by $7 million in cash received from the dissolution of the Company’s joint venture partnership with Applied Biosystems as part of the sale of MDS Analytical Technologies, and cash flows provided by operating activities from continuing operations.

Continuing Operations by Segment
Continuing operations consist of the MDS Nordion business and Corporate and Other functions, which include finance, information technology, human resources, and certain assets and liabilities expected to be retained by MDS.

MDS Nordion
	Three months ended July 31		Nine months ended July 31
	2010	2009	2010	2009
(millions of U.S. dollars, except where noted)
Revenues	$53	$49	$155	$180
Operating (loss) income	$(8)	$17	$4	$52
Gross Margin	42%	43%	41%	48%

MDS Nordion had an operating loss of $8 million in the third quarter of fiscal 2010 compared with operating income of $17 million in the same quarter last year. This decrease was primarily due to an unfavourable change of $13 million in the fair value of embedded derivatives, an impairment charge of $7 million related to MDS Nordion’s Belgium operations, a $6 million increase in selling, general and administrative (SG&A) expense (SG&A included $4 million of expense associated with the preparation of the MAPLE arbitration proceedings), a $1 million increase in depreciation and amortization (D&A) expense, and lower medical imaging revenues driven by the shut down of the NRU reactor. These decreases were partially offset by the growth in revenues for sterilization and certain radiotherapeutic products.

Corporate and Other
Corporate and Other recorded an operating loss of $19 million in the third quarter of fiscal 2010, up $3 million compared with a loss of $16 million in the third quarter of fiscal 2009. The increase in the operating loss was primarily due to restructuring charges of $9 million, and increases in SG&A expense of $3 million and in D&A expense of $1 million, partially offset by $5 million of other income associated with the transition services provided to the divested businesses.

Discontinued Operations

MDS recorded an operating loss of $4 million from discontinued operations in the third quarter of fiscal 2010 compared with an operating loss of $56 million in the third quarter of fiscal 2009. The loss was primarily a result of the operating performance in the remaining MDS Pharma Services Early Stage business.

Conference Call
MDS will hold a conference call on Wednesday, September 15 at 9:30 a.m. EST to discuss its third quarter fiscal 2010 results. This call will be webcast live at www.mdsnordion.com, and will be available after the call in archived format at www.mdsnordion.com/news_events/webcasts_presentations.asp.

The full text of MDS Inc.’s third quarter release, including Management’s Discussion and Analysis (MD&A) and financial statements can be accessed on MDS’s website at http://www.mdsnordion.com/investors/financial_results.asp.

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of innovative technologies for use in medical imaging and radiotherapeutics, and sterilization technologies benefiting the lives of millions of people in more than 65 countries around the world.  Our products and services are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. MDS has nearly 700 highly skilled people in five locations. Find out more at www.mdsnordion.com.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including, the strategy of the continuing businesses, the completion of activities associated with the sale of MDS Analytical Technologies and MDS Pharma Services Early Stage (Early Stage), as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the stability of global equity markets; the fact that our operations have been substantially reduced as a result of the sale of MDS Analytical Technologies and Early Stage; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favourable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our  Annual Information Form (AIF); and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

SOURCE: MDS